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                           February 3, 2021

       Joshua Disbrow
       Chief Executive Officer
       Aytu BioScience, Inc.
       373 Inverness Parkway, Suite 206
       Englewood, CO 80112

                                                        Re: Aytu BioScience,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 27,
2021
                                                            File No. 333-252450

       Dear Mr. Disbrow:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Anthony W. Epps, Esq.